UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 000-52145

RAINCHIEF ENERGY INC.
(Translation of registrant's name into English)

885 West Georgia Street, Suite 1500
Vancouver, BC V6C-3E8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Unaudited Interim Consolidated Financial Statements for period ended June 30, 2011

99.2*	Management’s Discussion and Analysis for period ended June 30, 2011

99.3	Form 52-109FV2– Certification of Interim Filings - CFO

99.4	Form 52-109FV2 – Certification of Interim Filings - CEO

*	Previously filed as an exhibit to Rainchief Energy Incorporation’s quarterly report of Form 6-K for the quarter ended June 30, 2011.

EXPLANATORY NOTE

The 6-K is being re-filed to reflect the amendments as requested by British Columbia Securities Commission on August 18th, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rainchief Energy Inc.
(Registrant)

Date: August 25, 2011	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	President and Chief Financial Officer